Filed by: i2 Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: i2 Technologies, Inc.

Commission File No.: 000-28030

Forward Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe the objectives, expectations, plans or goals of JDA Software Group, Inc. (“JDA”) or i2 Technologies, Inc. (“i2”) are forward-looking statements. Forward-looking statements include, without limitation, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about the future expectations, beliefs, goals, plans or prospects of the management of i2 and JDA. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain the approval of i2’s stockholders; the ability to obtain regulatory approvals; the ability to consummate the transaction; the ability of JDA to successfully integrate i2’s operations and employees; and the other factors described in the following documents filed with the Securities and Exchange Commission (the “SEC”): i2’s 2009 Annual Report on Form 10-K, i2’s most recent Quarterly Report on Form 10-Q, JDA’s 2009 Annual Report on Form 10-K and JDA’s most recent Quarterly Report on Form 10-Q. Neither JDA nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale,

Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.

JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

* * * * *

Filed below is a presentation given to JDA and i2 associates on November 6, 2009 regarding JDA’s proposed acquisition of i2.

i2 The Supply Chain Company

JDA REAL DEMAND CHAIN RESULTS

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL JDA to Acquire i2 Associate Presentation November 6, 2009

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Forward-Looking Statements
This presentation contains forward-looking statements" as defined in the Private Securities Litigation
Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers;  the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our
2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission.  Neither JDA nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Agenda
Welcome Jack Wilson
Introductory Remarks Hamish Brewer
Financials Pete Hathaway
Sales & Marketing Jason Zintak
Services Chris Moore
Products Namita Dhallan
Associate Focus Brian Boylan
Integration Process Sue Holstad
Q&A Hamish Brewer

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL Welcome Jack Wilson, i2 CEO Jack Wilson, i2 CEO

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL Introductory Remarks Hamish Brewer, JDA CEO Hamish Brewer, JDA CEO

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
What About Last Year?
• JDA and i2 wanted to conclude this deal a year ago
• We became victims of the financial crisis
• The fact that we’re doing this again should clearly
underscore that:
– We believe in the combination
– We value the i2 business
– We are committed to making this work
• We have built a robust two tier deal structure which
maximizes deal certainty

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
S&M
16.9% of
sales
R&D
13.9% of
sales
G&A
9.9% of sales
Europe
20%
US
70%
Asia
9%
Services
$114
Maintenance
$176
Software
$95
JDA Overview
Leading end-to-end supply chain company
– Focused on retail, manufacturing, wholesale,
distribution and services industries
– Market leadership in tier one and mid-market
Global Presence
– 5,800 customers and 1,800+ associates
– Customers in over 60 countries
Broad based predictable revenues
– Approximately 46% of revenue is recurring
– 60-70% of license revenues come from
existing customers
– No single customer represents more than 4%
of revenues
– 91-92% maintenance retention in 2009
30%
46%
24%
Operating Revenue Composition (LTM)
Geographic Revenue Composition (LTM)
25%
33%
42%
Operating Cost Composition (LTM)

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
JDA Vision / Mission
Enabling supply chain and pricing excellence
through superior solutions and domain expertise
that empower our customers to make optimal
decisions that achieve real results.

Q3		Q2		TTM	
Software	$	17.3	$	27.5	$	94.5
Maintenance	$	45.0	$	44.4	$	176.4
Total Revenue	$	95.9	$	99.5	$	385.0
Adj EBITDA	$	24.1	$	28.7	$	97.6
Adj EBITDA Margin		25%		29%		25%
Operating Margin		10%		15%		12%
Adjusted EPS	$	0.40	$	0.47	$	1.56
CFFO	$	20.0	$	27.4	$	82.5
Debt	$	-	$	-	$	-
Cash	$	85.5	$	92.7

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
JDA At-A-Glance
A leader in Integrated Planning and Optimization systems focused on
Manufacturing, Retail, Wholesale, Distribution and Services Industries
5,800+ customers, 1,800+ employees
An experienced integrator of enterprise software companies

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
The Most Complete, Integrated Suite of Supply Chain
Planning, Execution and Optimization Solutions
Available
JDA’s Unique Offering
Integrated, End-to-End SCM
Production Materials Distribution Retail Consumer Shipping

JDA REAL DEMAND CHAIN RESULTS

3,700+ Manufacturers

Scotts. · Sara Lee · Harley-Davidson · Black & Decker · Coca-Cola Enterprises · Coty · Pfizer · P&G · Colt · DuPont · Nestlé · VF · Heinz · Hershey's · Boeing · Pepsi · Miller · Master Lock · Cadbury · Georgia-Pacific · Anheuser-Busch · Avon · Bayer · Dr Pepper Snapple Group · Unilever · McCormick

500+ Wholesale Distributors

P&H · Sysco · Corporate Express · Martin's · Henry Schein · Inco Danmark · McKesson Canada · Tree of Life · Ingram International · C&S Wholesale Grocers · futurebrands · Owens & Minor · GFS gordon food service · Sony Pictures · Nash Finch Company · Shamrock Foods · xpedx · Tjellesen · TCGI

1,500+ Retailers

Famous Footwear · Rite Aid · Canadian Tire · Lowe's · American Eagle Outfitters · Ross · Netto · REI · Office Depot · Michaels · RadioShack · Universal · True Value · Petco · Kinney Drugs · Right-on · Safeway · Best Buy · Cabela's · christopher & banks · World Duty Free

Our Customers The Definition of Our Success Over 5,800 Customers Worldwide 60-70% of software license revenue comes from existing customers

Performance Metrics

Revenue By Segment
6%
42%
52%
Retail
Manufacturing/Distribution
Services Industries

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL

• Over 70% of Revenue >75% margin
–
Support 75% margin
• Retail half of TTM revenue
• 36% increase in TTM software
• ASP’s up 106% Y/Y
• 91-92% estimated maintenance
retention for the year
• New maintenance 18.9% of software
license in Q2’09
• Consulting margin improved to 18%;
utilization to 57%

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
JDA Leadership
Hamish Brewer
CEO
Jason Zintak
EVP, Sales &
Mktg
Pete Hathaway
CFO/EVP
Mike Bridge
SVP Legal
Brian Boylan
SVP HR
Duane Kotsen
SVP CSG
Tom Dziersk
SVP Americas
Chris Moore
EVP Services
Wayne Usie
SVP Retail
David Johnston
SVP, Supply
Chain
Brian Mort
RVP EMEA
Stephen McNulty
RVP AP
Andy Archer
RVP, Services
Industries
Dave King
SVP Product
Dev & Mgmt

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Center Of Excellence (CoE) Structure
Global
ITG
Global
HR
Global
Development
Global
Sales
Global
Fin & Accting
Global
Services
Global
Support
Global
Education
Director, ITG
CoE
Director, Finance
AsPac
Director, HR
CoE
Director, Mgd &
Implementation
Services
Director, Support
Services
Director, PD &
Services
Industries
Director,
Education
Services
Sales Support
Pre-Sales
Salil Joshi
GVP & Managing
Director
Dave King
SVP, Product
Development
CoE

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Strong, Consistent Cash Flows
JDA has a proven
track record of
profitable
operations and
prudent fiscal
management
($80)
($85)
($60)
($40)
($20)
($5) ($5)
$20
$40
$60
$80
$100
$130
$148
$125
$160
$180
($125)
$200
($150)
($100)
($50)
$0
$50
$100
$150
$200
Jul-
2006
Sep-
2006
Dec-
2006
Mar-
2007
Jun-
2007
Sep-
2007
Dec-
2007
Mar-
2008
Jun-
2008
Sep-
2008
Dec-
2008
Mar-
2009
Jun-
2009
Sep-
2009
Net Cash (Debt) Cumulative CFFO
($ in millions)

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL Financials Pete Hathaway, JDA CFO Pete Hathaway, JDA CFO

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Transaction Structure
• $12.70/share cash
• $5.30/share stock or 0.256x shares
of JDA common stock
1
• $6.00/share cash
• $12.00/share stock or 0.580x shares
of JDA common stock
1
By December 18
th
, JDA will communicate the definitive structure which will be presented to the i2 shareholders.  Proxy will contain one proposal.
JDA will pay
estimated cash
and stock in
exchange for
each i2 share:
Cash funding
from cash on
hand plus:
Other:
Both structures offer i2 shareholders a share in the combined company
Designed for deal certainty
• ~$275mm senior notes
2
• Proceeds to be placed into
escrow
• Majority cash consideration
• More accretive to JDA earnings
• Backed by firm commitment for
$120mm bank loan and $20mm
revolver
• Capped terms & no syndication
risk
• Proceeds to be placed in escrow
• Majority stock consideration
Intended Structure Alternative Structure
$18.00 in Cash & Stock Mix
1
(1) Stock value based on $18.00 per share value based on JDA’s  closing stock price as of Wednesday, November 4, 2009. The final  mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts.  The exchange ratio will be fixed and actual stock value will depend on the JDA stock price at closing.
(2) Senior notes to be  marketed on a best efforts basis.

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Purchase Price Overview
Purchase of i2 Equity ($18.00 per share) (1) $ 434.4
Plus: Retirement of i2 2.5% Convertible Preferred (2)
121.7
Gross Acquisition Cost $ 556.1
Less: Available i2 Cash at Transaction Close (Estimated) 160.0
Net Acquisition Cost = Enterprise Value $ 396.1
i2 LTM Revenue
Enterprise Value / LTM Revenue
$ 231.8
1.7 x
i2 LTM EBITDA
Enterprise Value / LTM EBITDA
$ 61.2
6.5 x
($ in millions)
Note: LTM revenue and EBITDA as of Sept 30, 2009
(1) $18.00 per share value based on JDA’s closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts.
(2) Illustrative settlement value based on change of control premium on face value and accrued dividends.

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
(1) Includes1.2mm for warrants which are assumed at close.
(2) Illustrative settlement value based on change of control premium on face value of Convertible Preferred and accrued dividends.
(3) Including financing related costs, restructuring and advisor and legal fees.
(4) Senior notes marketed on a best efforts basis.
Estimated Transaction Sources & Uses
Sources
Available Cash from JDAS and ITWO (at close) $255
JDAS Equity 290
Term Loan 120
Total Sources $665
Uses
Purchase of ITWO Equity
(1)
$434
Retirement of ITWO Convertible Preferred
(2)
122
Various Transaction Costs
(3)
32
Assumed Cash to Opening Balance Sheet 77
Total Uses $665
Sources
Available Cash from JDAS and ITWO (at close) $255
JDAS Equity 129
Senior Notes
(4)
275
Total Sources $659
Uses
Purchase of ITWO Equity
(1)
$434
Retirement of ITWO Convertible Preferred
(2)
122
Various Transaction Costs
(3)
35
Assumed Cash to Opening Balance Sheet 68
Total Uses $659
($ in millions)
Intended Structure
Alternate Structure

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
JDA
i2 Combined
Total Revenues $385 $232 $617
Total EBITDA (Pre-Synergies) $98 $61 $159
EBITDA Synergies (Net of Dis-synergies)
(1)
$20
Pro Forma EBITDA with Net Synergies $179
Total EBITDA Margin (Pre-Synergies) 25.8%
EBITDA Synergies (Net of Dis-synergies)
(1)
3.1%
Pro Forma EBITDA Margin with Net Synergies 28.9%
JDA
i2
JDA + i2
Pro Forma Combined LTM Operating
Stats
(September 30, 2009)
($ in millions)
(1) Reflects operating expense savings and some revenue dis-synergies.
Pro Forma Operating Statistics
JDA

JDA
i2
JDA i2

JDA
i2
JDA i2

JDA
i2
JDA i2

JDA
i2
JDA i2

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Services Revenues (LTM)
$176
$77
$253
$0
$50
$100
$150
$200
$250
$300
Maintenance Revenues (LTM)
$385
$232
$617
$0
$150
$300
$450
$600
$750
$900
Total Revenues (LTM)
Significant Increase In Scale
Note: LTM as of Sep 30, 2009
+
$95
$53
$148
$0
$25
$50
$75
$100
$125
$150
$175
+
+
$114
$102
$216
$0
$50
$100
$150
$200
$250
$300
+
Software Revenues (LTM)
($ in millions)

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Summary of Anticipated Financial Benefits
Significantly Increases Scale
Expands revenues and EBITDA by over 60% on an LTM basis
Positive Financial Impact
Accretive to first-year EPS
Margin expansion with ~$20mm of near-term net EBITDA synergies
Significant deferred tax assets
Conservative Capital Structure
Less than 2.0x maximum leverage (under Intended Structure)
Incremental Business Opportunity
Enhanced market presence expands competitive opportunities
Larger addressable market through complementary verticals
Significant cross-selling / up-selling opportunities across 6,000+ customers
A leader in Supply Chain Planning & Execution across Manufacturing /
Retail Sectors

Pete Hathaway
Chief Financial Officer
Executive Vice President
Global
Finance & Treasury
Global
Accounting
Global
Internal Technology
Project Management

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL Administration

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Finance & Accounting
By The Numbers
AMERICAS EMEA ASPAC India Total
TEAM Associates Associates Associates Associates Associates
Revenue 23 5 2 30
General Ledger 17 9 1 10 37
Tax 4 4
Internal Audit 1 1
FP&A 5 1 1 1 8
Financial Systems 5 5
Other 2 2
TOTAL 57 15 4 11 87

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Finance & Accounting
Experienced, Global Presence
• Stable management team with over 50 years at
JDA
• Accounting staff located in Arizona, UK, Sweden,
Japan, Singapore, India, Australia, China, Mexico,
and Chile
• Use state-of-the-art applications such as PeopleSoft
and Hyperion

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL Sales & Marketing Jason Zintak, EVP Jason Zintak, EVP Sales & Marketing Sales & Marketing

EMEA
24%
Americas
66%
Asia Pacific
10%

110
100
90
80
70
76.5
73.4
81.5
92.8
88.1
100.2
94.5
Q108
Q208
Q308
Q408
Q109
Q209
Q309

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Sales At-A-Glance
JDA has performed
well in the current
economic environment
with growing license
sales
Global Presence
•
5,800+ customers
in 60 countries
•
71 of the Top 100 Retailers
•
83 of the Top 100 CG Manufacturers
•
1,800+ employees
around the globe
CUSTOMERS
Trailing Twelve Month Software

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL Sales & Marketing

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL Sales & Marketing

JDA REAL DEMAND CHAIN RESULTS

manugistics E3 intactix Arthur

JDA REAL DEMAND CHAIN RESULTS

RETAIL'S BIG SHOW 2009

FOCUS 2010
CAESARS PALACE LAS VEGAS HOTEL & CASINO
MAY 16-19

JDACONNECT 2009
21st - 22nd October 2009 | Park Inn Heathrow, London

CSCMP

APICS

Marketing Team Objectives
Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
• Brand Management
• Sales Support
– Lead-generation through: direct mail, e-marketing, advertising, webinars, presentations, collateral, video
– Database Management – Salesforce.com
• External- and Internal-facing Web Support and Applications
• Analyst Relations
• Corporate Communications
• Case studies, press releases, scripting, editorial content, whitepapers, media relations
• Event Management & Support for industry-leading supply chain events:

Service Industries 6%
Government 3%
Manufacturing 37%
Retail 54%

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
• Vertical Sales Strategy & Support
– Competitive Positioning & Industry Messaging
• Customer Executive Management
– Executive Sponsorship Program
• Industry Thought Leadership
– Analyst Briefings & White Papers
• Marketing Content Ownership
• Product Strategy Field Contribution
• Partner Field Management
Industry Team Objectives

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Sales Process / Salesforce.com
• Deals Under
$125k
• Phone and Web
Driven
• Virtual Presales
• High Touch
• Audits
• 80% plus Win-Rate
• Vertical Industry
Teams
• Presales Intensive
• Heavy Reference
Selling
• Custom
Demonstrations
• Limited Proof of
Concepts
• 30 % Business
Development
• Campaign
Driven
• Outbound
Calling
• 30% CRM Program
• Targeted
Accounts
• Trusted Advisor
• 40%  AE Driven
• 10 accounts
• Weekly
Management
Review
• Presales
Discovery
Process
• Strategy Calls
• Weekly Forecast
Reviews
• Quarterly Deep
Dives in Person
Demand Gen
Qualification
Process
Sales Cycle
Inside Sales

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Pre-Sales Team… a competitive
differentiator in sales cycles
• The presales team - Who are they?
– Real world experience + JDA knowledge/tenure + selling skills
• Treat each presentation/demonstration as a Unique Customer Event
– Develop customized process flows with customer data
– Develop customized leave behind materials
• Execute Value Selling and Solution Selling
– Use unique combination of products to solve the business needs that drive financial improvement for customers
• Provide specific financial metrics to articulate “value”
– Speak to broad best practices and deep functionality
• Interview Process
– Real world scenarios – use cases, present 1, coach, present 2
• Best Practice / Value Workshops
– Continuous innovation and cross training
– Knowledge forums

JDA REAL DEMAND CHAIN RESULTS

accenture
High performance. Delivered.

hp invent

IBM

intel

bea

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Microsoft

Sun microsystems
We make the net work.

EPSON
EXCEED YOUR VISION

Shift4
Enterprise Payment Solutions

HCL

Satyam
What Business Demands.

symbol
The Enterprise Mobility Company

WINCOR NIXDORF

HYPERCOM

agile

AVNET
Partner Solutions

NEC

COGNOS

Vinculum

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
JDA Alliance Program: 200 participating
companies…and growing!
Partner Portal –
Partner Portal –
Alliance Doctrine -
Alliance Doctrine -
Scorecard
Scorecard

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Themes in the Last Year
Supply Chain in Retail is up
Chico's,  Sports Authority,  IKEA etc.
Category Management is up
Planogram Generator new and differentiated
Transportation Sales are up
Demand for classic licenses increasing
Manufacturing
Inventory Optimization, Master Planning
Price and Revenue Optimization
Beating custom solutions
SAP Retail
More of a Partner than Competitor
Oracle Retail
Struggling in the Market
Logility – Non Retail
Trying to buy their way in every deal
Optimization vs Transaction
165 new customer logos over 4 Q’s

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL JDA Services Chris Moore, EVP Chris Moore, EVP JDA Services JDA Services

Support
Strategy
Education
Implementation Consulting
Technical Performance
Managed Services
Deliver Real Results
Analyze and Plan
Apply Business and Technology Changes
Customer
JDA Product Development

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
JDA Services
Technical / Performance
Services
• Performance Tuning
• Database Administration
Support Services
•
Help Desk and Online
• Software Innovations
• Advanced Support
Strategic Services
• Process Design & Innovation
• Organizational Alignment
Education Services
• Product/Process
Training
• Certification
• Customization
Implementation Services
• Project Planning and Delivery
• Continuing Optimization
Managed Services
• Outsourced
Operations
• Workforce
Augmentation
• Optimization Services
• Help Desk Transition

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Why JDA Services?
• Proven Delivery Model – Ensures ROI
– We are the Real Demand Chain Results company!
• Connection to JDA’s On-Going Customer Value
– JDA Support and Managed Services are our
conduit to Implementation , Education, and Technical Services
• Continuous Optimization – Through Deep Domain Expertise and
Thought Leadership
– From JDA Support through Strategic Consulting and then back to
Implementation
• Extending the Customers’ Operation – with Global Delivery and
Supply Chain Results
– The go-live is just the beginning of the next phase of interaction and ROI with JDA Services
No Other Company Provides This Value

Transition/Help Desk
Advanced Customer Support
Hardware & Admin Services
Optimization Services
Optimize Customer IT Investments
Unlock Total Value of Software
Customer
Boost Competitive Advantage
Focus on Core Competency

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Managed Services - JDA’s #1 Initiative for 2009
Hardware & Admin
Services
• Hardware Administration
• Software Administration
• Performance Management
• Problem Management
• Security Management
Optimization Services
• JDA Industry & Business Expertise
• Perform/ Evaluate/ Run
• Deliver Business Results
Transition / Help Desk
• Transition Services
• On-site/Knowledge Support
• 24X7 Availability/Dedicated
Resources
Advanced Customer
Support
• Assisted Services
• Business Critical Assistance
• Application Expert Services
•Technical Assistance

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Other Initiatives
• Development of Managed Services offering
• (E)nterprise (A)ccount (M)anager role – JDA customer relationship lead on our biggest accounts – similar to the CBM role
• Implementation of new Forecasting and Scheduling and T&E system
• More involvement of our CoE consultants in project work
• Standardization worldwide on key processes in implementation and support services
• Global services sales and maintenance renewal teams
• Development of continuous leader and development programs and emphasis on product and business skills certification

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Chris Moore
Executive Vice President
JDA Services
George Jarzebowski
GVP Worldwide
Support Services
Duane Kotsen
SVP Worldwide
Implementation Services
Marjean Murray
GVP Worldwide
Business Development
Joe King
GVP Worldwide
Managed Services
Stan Stoots
GVP Product
Development
Gary Myers
GVP Technical
Services
Stacy Parker
Project Manager
JDA Services
JDA Services Organization

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
JDA Services
JDA’s Team of Professionals
Delivering Supply Chain Results
5,800+ Customers
700+ Global Services Associates
Unparalleled Expertise/Unmatched Service
Over 10,000 years of experience with JDA Solutions
90%+ Customer Satisfaction Rating
Every 2.5 days a customer goes live with a JDA Solution
using JDA Services

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
JDA Services 2009
Over 400 JDA Services associates are certified in JDA
Solutions and all will be certified by end of 2009
68 major project “Go Lives” this year so far
98 current major projects going on right now
Continued expansion of our Center of Excellence for
Consulting, Support and Managed Services
Increased attachment rates on maintenance and
implementations to new software and upgrades / renewals

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL JDA Products Namita Dhallan, GVP Namita Dhallan, GVP Product Management Group Product Management Group

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Product Development & Product
Management
Dave King
SVP Product
Dev & Mgmt
Rob Thomas
GVP Dev
SCM & Arch
Rick Frazier
Jaci Rutiser
Sr. Dirs
Dev Support
Namita Dhallan
GVP Prod Mgmt
Salil Joshi
Mng Dir
CoE
Tom Drolet
GVP Dev
Retail
Jean Yatska
GVP Prod Mgmt
Retail

- Complex networks
- Longer cycle times
- Multiple supply chain models
- Global volatile business conditions
- "Green" initiatives

- Product proliferation
- Shortened product lifecycles
- More channels and markets
- Channel conflict
- Increased demand volatility

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Today’s Industry Challenges
Supply
Demand
SUPPLIERS SUPPLIERS
SERVICE SERVICE
PROVIDERS PROVIDERS
CLIENTS CLIENTS
CHANNELS CHANNELS
CONSUMERS CONSUMERS

- One Synchronized View of Demand
- Market-Driven Product Assortments
- Flexible Pricing & Promotion Management
- Global Multi-Modal Transportation & Logistics Management
- Optimized Networks
- Integrated Planning & Execution
- End-to-End Supply Chain Plan
- Internal & External Collaboration
- Global Visibility
- Advanced S&OP – Integrated Business Management
- Store-level Allocation and Replenishment

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL The Capabilities Needed

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Optimize the Consumer-Driven Supply Chain
• One View of Demand
• Integrated Planning & Execution Optimization
• Improve Visibility and Productivity
• Streamline Logistics
• Respond Rapidly to Market Realities
Assembly Materials Distribution Warehouse Store
Consumer
Shipping
From Raw Materials To Consumers
Supply Chain
Demand Chain

JDA REAL DEMAND CHAIN RESULTS

JDA REAL DEMAND CHAIN RESULTS

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Assortment Assortment
Management Management
Space & Category Mgmt Space & Category Mgmt
Replenishment Replenishment
& Allocation & Allocation
Workforce Management Workforce Management
Enterprise Enterprise
Planning Planning
Demand Demand
Management Management
Collaboration Collaboration
Master Master
Planning Planning
Fulfillment Fulfillment
Manufacturing Manufacturing
Scheduling Scheduling
Network & Inventory Network & Inventory
Optimization Optimization
Merchandise Operations Merchandise Operations
Analytics Analytics
Transportation Transportation
Management Management
Pricing & Promotion Pricing & Promotion
JDA’s Solution Suite

VERTICAL SOLUTION TEMPLATES
BUSINESS PROCESS DEFINITIONS
COMPOSITE USER INTERFACES
KPIS AND DASHBOARDS
PERVASIVE USER EXPERIENCE
PORTAL
WEB
RICH UI
MS OFFICE
ENTERPRISE SCALE AND SERVICES
COLLABORATION
ANALYSIS & REPORTING
EXCEPTION MANAGEMENT
WORKFLOW
SERVICE BUS
SECURITY
CUSTOMIZATION & EXTENSIBILITY
CHANGE MANAGEMENT
SOA TOOLKIT
GRID COMPUTING FACILITY
METADATA
DATA SERVICES
MASTER DATA
OPERATIONAL DATA
HIGH-VOLUME INTEGRATION
JDA FOUNDATION

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL JDA Enterprise Architecture

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Product Roadmap Next Steps
• Conduct detailed solution reviews
• Work together to create joint roadmaps
– Meet customer commitments
– Address market needs
– Maintain investment protection policy

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL Associate Focus Brian Boylan, SVP Brian Boylan, SVP Human Resources Human Resources

EMPOWERED
EFFECTIVE
EXCELLENT

GUIDING PRINCIPLES

We are **Empowered** to do what is right for JDA.

We are **Effective** when we work as a team and act with integrity.

We are **Excellent** when we are innovative, challenge each other and recognize our success.

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL JDA’s Guiding Principles

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Commitment to Associate Expertise
• Corporate objective to continually raise level of associate expertise
• Continuous Learning and Development (CLD) requirement
established for each associate
– Minimum of 20 hours annually
– > 1650 certifications in total
– > 750 certifications in 2009
• Corporate goals established for expertise levels
– Increase product certifications 10% by year end
• Associate Development plans a key component of JDA Perform

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Culture of Recognition
10788 Nominations in total
Peer to Peer recognition process
Individual & Team recognition
Quarterly & Annual Excellence Awards
0
500
1000
1500
2000
2500
3000
3500
2005 2006 2007 2008 2009

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
JDA Community Involvement in Q3
• Donations to Tsunami victims in ASPAC
• Working with School for the Blind in Hyderabad
• Blood Drive in Hyderabad
• Benefit for Susan G. Komen Cancer Foundation in
Scottsdale
• Benefit for Humane Society in Scottsdale
• Strawberry Tea and Mountain climb raising money to fight
breast cancer in EMEA

Volunteering at School for the Blind

JDA REAL DEMAND CHAIN RESULTS

ARIZONA HUMANE SOCIETY

Humane Society in Scottsdale

Turnover

20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
2007
13.9%
2008
8.7%
2009
4.4%

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL High Associate Retention

AMERICAS		EMEA		INDIA		ASPAC		TOTAL	
TEAM	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009
ADMIN	18	17	6	5	3	5	6	7	33	34
Consulting	220	239	51	47	45	51	48	41	364	378
Education	32	29	0	1	4	3	0	0	36	33
EXEC	6	7	0	0	0	4	0	0	6	11
FIN&ACCTG	54	59	14	14	4	0	8	8	80	81
HR	14	13	4	4	7	8	1	1	26	26
ITG	53	36	6	4	22	38	2	2	83	80
LEGAL	10	10	0	0	0	0	0	0	10	10
MKTG	26	17	4	4	0	0	2	1	32	22
PMG	21	19	0	0	0	0	0	0	21	19
Prod Dev	176	155	6	6	297	355	2	3	481	519
SALES	105	112	32	34	1	5	32	38	170	189
SI	36	40	26	32	25	37	1	5	88	114
Support Svcs	189	174	44	45	39	55	16	18	288	292
Grand Total	960	927	193	196	447	561	118	124	1718	1808

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL JDA Global Headcount 2008 & 2009 Average Tenure >5.6 years (>7.5, excluding CoE)

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
What did we learn about i2
Associates
• Strong commitment to customers
• Strong work ethic
• Culture of innovation
• Committed to keeping skills fresh & gaining
technical proficiency
• Desire for continued learning and growth
• Willingness to share knowledge
• Community Involvement

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
What this acquisition means from an
Associate perspective
• 3,000 + quality associates with similar values &
commitment levels
• 3,000 + associates sharing knowledge
• New opportunities for associate growth and development
• Growth track for technical associates
• More opportunities to recognize extraordinary performance
• Having an associate base that is second to none in the
industry

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Integration Planning
Sue Holstad, Sr. Director
Sue Holstad, Sr. Director
Acquisitions, Transitions &  Planning
Acquisitions, Transitions &  Planning

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Creating The Integration Plan
Organizational Objectives:
• Integrate to a combined company quickly and
efficiently
• Combined company will operate as one company
on day one
• Use the work performed last year as a base –
review and adapt as needed

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Creating The Integration Plan
Guiding Principles:
• Respectfully communicate and collaborate with
team members
• Minimize the impact to business and on-going
operating profitability
• Consider that we are under an Nondisclosure
Agreement, but we are still competitors until the
close.

Steering Committee
Sr Sponsor
Sr Sponsor
Sr Sponsor
Sr Sponsor
Sr Sponsor

JDA
i2
HR
IT
JDA
HR
JDA
HR
JDA
i2
HR
IT
JDA
i2
HR
IT

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL Integration Team Structure Functional Teams

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Transition Planning Timeline
Integration Planning Kick Off November 6
Integration Plans Complete January 22
“Day One” Detailed Schedule Complete February 4
Post Close Communications Plan (30, 60, 90 days)
external and internal – defined
February 4
Close February 8-15

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Ongoing Communication
• Bi-weekly updates on the progress of the planning
activities
• Intranet sites
– Presentations
– FAQ’s
• Integration_Team@i2.com
• Integration.Team@jda.com
– Press Releases

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL Closing Remarks & Q&A Hamish Brewer, JDA CEO Hamish Brewer, JDA CEO

Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL
Rule 425 Statement
• In connection with the proposed transaction involving JDA and i2, JDA plans to file with the Securities and Exchange
Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint
Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS
ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS
FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
• Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy
Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at
www.sec.gov.
In addition, investors and security holders may obtain free copies of the
Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc.,14400 North 87 Street, Scottsdale, Arizona
85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at
www.jda.com,
or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234,
Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at
www.i2.com.
• JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2000. Additional information regarding the interests of such potential participants will be included in the Joint Proxy
Statement/Prospectus and the other relevant documents filed with the SEC (when available).